SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 6, 2003

Charter Communications Holdings, LLC
Charter Communications Holdings Capital Corporation
(Exact name of registrants as specified in their charters)

Delaware
Delaware
(State or Other Jurisdiction of Incorporation or Organization)

333-77499	43-1843179
333-77499-01	43-1843177
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrants' telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 9. REGULATION FD DISCLOSURE

As previously disclosed, in connection with the February 2000 Bresnan acquisition, CC VIII, LLC issued Class A Preferred Membership Interests (collectively, the "CC VIII Interest") to certain sellers affiliated with AT&T Broadband, now owned by Comcast Corporation (the "Comcast Sellers"). In connection with the Bresnan acquisition, Mr. Allen granted the Comcast Sellers the right to sell to Mr. Allen the CC VIII Interest (or any CCI Class A common stock that the Comcast Sellers would receive if they exercised their exchange right) for approximately $630 million plus 4.5% interest annually from February 2000 (the "Comcast Put Right"). In April 2002, the Comcast Sellers notified Mr. Allen of their exercise of the Comcast Put Right in full.

Mr. Allen has informed us that the sale of the CC VIII Interest to Mr. Allen pursuant to the Comcast Put Right was consummated on June 6, 2003.

Additional information regarding this matter and issues associated therewith is set forth in our Annual Report on Form 10-K filed on April 15, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation have duly caused this Current Report to be signed on their behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS HOLDINGS, LLC,
registrant

Dated: June 12, 2003

By: /s/ STEVEN A. SCHUMM
Name: Steven A. Schumm
Title: Executive Vice President and Chief Administrative Officer and Interim Chief Financial Officer (Principal Financial Officer)

By: /s/ PAUL E. MARTIN
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller
 (Principal Accounting Officer)

CHARTER COMMUNICATIONS HOLDINGS CAPITAL CORPORATION,
registrant

Dated: June 12, 2003

By: /s/ STEVEN A. SCHUMM
Name: Steven A. Schumm
Title: Executive Vice President and Chief Administrative Officer and Interim Chief Financial Officer (Principal Financial Officer)

By: /s/ PAUL E. MARTIN
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller
 (Principal Accounting Officer)